EXHIBIT 14

THE MIDLAND COMPANY’S
CODE OF FINANCIAL CONDUCT
ADOPTED BY THE BOARD OF DIRECTORS ON APRIL 29, 2004

     The Midland Company (“Midland”) has committed to conduct its business in accordance with the highest ethical standards. This Code of Financial Conduct applies to every Midland employee, including the Chief Executive Officer, Chief Financial Officer, Controller and other senior financial and executive officers, and to Midland’s directors, and references in this Code to “you,” “we,” “representatives” and “employees” are intended to include them.

Conflicts of Interest

     Every representative of Midland should avoid situations that might give rise to a conflict of interest that would interfere with his/her ability to discharge his/her duties on behalf of Midland.

     If you are a director or a senior executive of the Company, you must disclose to the Company’s Board of Directors any relationships that might give rise to such a conflict of interest. The disinterested directors, or a committee of disinterested directors, should then determine what should be done consistent with applicable laws and regulations. If you are not a Director or a senior officer of the Company, you must disclose any actual or potential conflict of interest to your supervisor or to other management.

     Midland cannot define all circumstances that might give rise to a conflict of interest, but a few obvious examples would include having a financial interest in or with a competitor, or in or with someone with whom Midland has or may have a business relationship, or if you are an employee of Midland, holding a job other than with Midland. You should also avoid any affiliation with a business, social, charitable or political entity that might interfere with the performance of your duties.

     It has become much more common for spouses, adult children and parents of Midland’s representatives to hold positions with other companies that might give rise to the potential for a conflict of interest, especially when one of these persons works for a competitor, customer or supplier of Midland’s. You are not expected to report every employment relationship of every family member, but you must report to your supervisor or other management any situation that may present an actual or potential conflict of interest.

     Where actual or potential conflicts of interest arise, you must provide full disclosure of the circumstances and abstain from any decisions involving that relationship. Any representative of the Company who becomes aware of a conflict or of a potential conflict, should promptly disclose the situation consistent with this policy.

Compliance with Laws

     You must respect and follow, and cause others to comply with, all governmental laws, rules and regulations applicable to Midland’s business.

The Midland Company’s
Code of Financial Conduct

Disclosure

     You shall provide full, fair, accurate, timely and understandable disclosure in reports and documents that Midland files with, or submits to, the Securities and Exchange Commission and in other public communications made by Midland.

Compliance with Code of Financial Conduct

     If you know of or suspect any noncompliance with any section of this Code, or if you are concerned about an actual or potential violation of this Code, you must notify your supervisor, manager or Midland’s Audit Committee Chairman of your specific concerns. You may leave an anonymous message with the Audit Committee Chairman by utilizing Midland’s 24-hour Ethics Line (1-877-874-8418).

     Midland will not allow any retaliation against anyone who acts in good faith in reporting any such violation or suspected violation of this Code.

     Any amendment to, or for directors and senior executive officers, waiver from, this Code may be made only by the Board of Directors and will be promptly disclosed to the extent required by law.

Accountability for Adherence to the Code

     You are responsible for abiding by this Code. Any employee who violates the Code is subject to disciplinary action, up to and including dismissal.

Important

This Code of Financial Conduct and the policies described in it are not an employee contract. Midland does not create any contractual rights by issuing this Code of Financial Conduct or the policies set forth herein. This Code of Financial Conduct does not limit the obligations of any employee under any existing non-compete, non-disclosure or other employment related agreements to which such employee is bound or Midland policies which cover such employee.